Exhibit 12.1

	COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED
	CHARGES AND PREFERRED STOCK DIVIDENDS

	Year ended December 31,
	2006	2005	2004	2003	2002

Income Before Minority Interests	$41,848	$21,853	$17,828	$12,491	$13,122
Add:
Distributed Income of Equity Investees	2,872	1,964	468	656	719
Fixed Charges and Preferred Dividends Excluding Capitalized Interest	52,338	49,342	39,535	31,947	27,724
Amortization of Capitalized Interest	130	123	136	111	79
Deduct:
Gain on Sale of Real Estate	(23,388)	(1,136)	(2,408)	(1,160)	(2,164)
Preferred Dividends	(6,655)	(6,655)	(4,814)	(2,375)	(1,151)
Equity in Earnings of Equity Investees	(3,002)	(2,400)	(180)	(252)	(790)

	$64,143	$63,091	$50,565	$41,418	$37,539

Fixed Charges:
Interest Expense including Amortization of Debt Costs	$45,409	$42,421	$34,525	$29,432	$26,429
Capitalized Interest	1,431	741	692	586	1,243
Interest Factor in Rental Expense	274	266	196	140	144

Total Fixed Charges	$47,114	$43,428	$35,413	$30,158	$27,816
Preferred Stock Dividends	6,655	6,655	4,814	2,375	1,151

Total Fixed Charges and Preferred Dividends	$53,769	$50,083	$40,227	$32,533	$28,967

Ratio of Earnings to Combined Fixed Charges	1.36	1.45	1.43	1.37	1.35
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.19	1.26	1.26	1.27	1.30